UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Spring Bank Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

849431101

(CUSIP Number)

November 23, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849431101

1.	Name of Reporting Persons UBS Oncology Impact Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 9,412,718 shares of Spring Bank Pharmaceuticals, Inc.’s (the “Issuer’s”) Common Stock, which is the sum of: (i) 7,767,981 shares of the Issuer’s Common Stock outstanding on October 27, 2016, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 28, 2016 and (ii) 1,644,737 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement dated as of November 18, 2016 (the “SPA”).
[1]	This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101

1.	Name of Reporting Persons Oncology Impact Fund (Cayman) Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 9,412,718 shares of Issuer’s Common Stock outstanding, which is the sum of: (i) 7,767,981 shares of the Issuer’s Common Stock outstanding on October 27, 2016, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 28, 2016 and (ii) 1,644,737 shares of the Issuer’s Common Stock issued pursuant to the SPA.
[1]	This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101

1.	Name of Reporting Persons MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 9,412,718 shares of Issuer’s Common Stock outstanding, which is the sum of: (i) 7,767,981 shares of the Issuer’s Common Stock outstanding on October 27, 2016, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 28, 2016 and (ii) 1,644,737 shares of the Issuer’s Common Stock issued pursuant to the SPA.
[1]	This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101

1.	Name of Reporting Persons MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%*
12.	Type of Reporting Person (See Instructions) OO

*	This percentage is calculated based upon 9,412,718 shares of Issuer’s Common Stock outstanding, which is the sum of: (i) 7,767,981 shares of the Issuer’s Common Stock outstanding on October 27, 2016, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 28, 2016 and (ii) 1,644,737 shares of the Issuer’s Common Stock issued pursuant to the SPA.
[1]	This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101

1.	Name of Reporting Persons Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%*
12.	Type of Reporting Person (See Instructions) IN

*	This percentage is calculated based upon 9,412,718 shares of Issuer’s Common Stock outstanding, which is the sum of: (i) 7,767,981 shares of the Issuer’s Common Stock outstanding on October 27, 2016, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 28, 2016 and (ii) 1,644,737 shares of the Issuer’s Common Stock issued pursuant to the SPA.
[1]	This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1.

(a)	Name of Issuer

Spring Bank Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

86 South Street

Hopkinton MA 01748

Item 2.

(a)	Name of Person Filing

UBS Oncology Impact Fund L.P. (“UBS”)

Oncology Impact Fund (Cayman) Management, L.P. (“OIF Cayman”)

MPM Oncology Impact Management, LP (“MPM LP”)

MPM Oncology Impact Management GP LLC (“MPM GP”)

Ansbert Gadicke

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them. 2

(b)	Address of Principal Business Office or, if none, Residence

c/o MPM Capital

450 Kendall Street

Cambridge, MA 02142

(c)	Citizenship

UBS and OIF Cayman are organized in the Cayman Islands and MPM LP and MPM GP are organized in Delaware. Dr. Gadicke is a United States citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

849431101

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

[2]	Dr. Gadicke is the Managing Member of MPM GP which is the indirect General Partner of UBS, the record holder of the securities.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of November 23, 2016: UBS beneficially owns 603,070 shares of Common Stock. OIF Cayman, as the general partner of UBS, MPM LP as the general Partner of OIF Cayman, MPM GP as the general partner of MPM LP and Dr. Gadicke, the Managing Member of MPM GP, may be deemed to indirectly beneficially own the shares of Common Stock.

(b)	Percent of class:

Based on 9,412,718 shares of Issuer’s Common Stock, which is the sum of: (i) 7,767,981 shares of the Issuer’s Common Stock outstanding on October 27, 2016, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 28, 2016 and (ii) 1,644,737 shares of the Issuer’s Common Stock issued pursuant to the SPA, the 603,070 shares of Common Stock beneficially owned by UBS (and which may be deemed beneficially owned by OIF Cayman, MPM LP, MPM GP and Dr. Gadicke) constituted 6.4% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – UBS has sole power to vote the 603,070 shares of Common Stock owned by UBS, and OIF Cayman, MPM LP, MPM GP and Dr. Gadicke have sole power to direct the vote of the shares owned by UBS.

(ii)	Shared power to vote or to direct the vote – None

(iii)	Sole power to dispose or to direct the disposition of – UBS has sole power to dispose of the 603,070 shares of Common Stock owned by UBS, and OIF Cayman, MPM LP, MPM GP and Dr. Gadicke have sole power to direct the disposition of the shares owned by UBS.

(iv)	Shared power to dispose or to direct the disposition of – None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2016

UBS ONCOLOGY IMPACT FUND L.P.		ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	Oncology Impact Fund (Cayman) Management L.P., its General Partner	By:	MPM Oncology Impact Management LP, its General Partner

By:	MPM Oncology Impact Management LP, its General Partner	By:	MPM Oncology Impact Management LLC, its General Partner

By:	MPM Oncology Impact Management LLC, its General Partner	By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke Title: Managing Member
By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke Title: Managing Member

MPM ONCOLOGY IMPACT MANAGEMENT LP		MPM ONCOLOGY IMPACT MANAGEMENT LLC

By:	MPM Oncology Impact Management LLC, its General Partner	By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke Title: Managing Member
By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke Title: Managing Member

/s/ Ansbert Gadicke
ANSBERT GADICKE

EXHIBITS

A:	Joint Filing Agreement